

DIVISION OF
CORPORATION FINANCE

<u>MAIL STOP 3720</u>

September 7, 2007

Patrick L. Donnelly
Executive Vice President, General Counsel & Secretary
Sirius Satellite Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

RE: **Sirius Satellite Radio Inc.**
Registration Statement on Form S-4
Amendment 1 Filed August 31, 2007
File No. 333-134098

XM Satellite Radio Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 1 Filed August 31, 2007
File No. 000-27441

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

September 7, 2007
Page 2

Opinions of Financial Advisor, page 3

1.   We note your response to prior comment two and your revised disclosure on
        page 34. With respect to your disclosure that Sirius' board has not yet decided
        what factors it will consider in determining whether to pay the "incentive" fee,
        please revise your disclosure on pages 3 and 34 to clarify why such $7,500,000
        fee is considered an "incentive" fee if no standards for awarding such fee have
        been established.

2.   We note that the engagement letter with Morgan Stanley was executed on the
        same day that Morgan Stanley delivered its opinion. Please revise your disclosure
        on pages 3 and 34 to reflect whether the Sirius board had been advised, directly or
        indirectly, of the opinion that Morgan Stanley would deliver prior to the execution
        of the engagement letter. In addition, we note that the Sirius board authorized Mr.
        Karmazin to engage a financial advisor in December 2006 and Morgan Stanley
        began functioning in its role as financial advisor shortly thereafter. Discuss what
        parameters were set with respect to the work to be performed and pay to be
        received prior to February 18, 2007.

3.   Please supplementally provide a copy of the JP Morgan engagement letter.

Risk Factors, page 16

4.   We note your response to prior comment eight. Though the contingent fee
        arrangements are not unique to your transaction, they do create a potential for
        conflicts in the services to be provided by each advisor, especially in relation to
        each party's provision of a fairness opinion. We also note the significant public
        scrutiny this issue has received in recent years (e.g. NASD proposed rule) as
        evidence of its materiality to investors. Accordingly, we reissue. Include a new
        risk factor discussing the potential conflict of interest involving both companies'
        financial advisors due to a significant portion of their fee being tied to the
        successful completion of the merger and, in the case of Morgan Stanley, the
        discretion of the board.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

September 7, 2007
Page 3

Reasons for the Merger, page 22

5.   We note your response to prior comment 11. Revise the disclosure to indicate that neither company's management considered the financial forecasts provided to them by the other material in their decision to approve and recommend the merger to their respective shareholders. In addition, since both financial advisors considered the financial forecasts provided to them by the other party in issuing their respective opinions, investors should have the ability to also assess this non-public information. Accordingly, please disclose all material projections, internal financial statements, and long-term financial plans for 2007 and 2008 that were exchanged among Sirius, XM, and their respective financial advisors. Also disclose the bases for and the nature of the material assumptions underlying the projections.

Unaudited Pro Forma Condensed Combined Financial Statements, page 72

6.   We note your response to prior comment 19. Please revise your disclosure to incorporate your response.

Note 2. Pro Forma Adjustments, page 78

7.   We note your response to prior comment 23. Please tell us why pro forma adjustment (g) does not apply to the pro forma condensed combined statement of operations for the six months ended June 30, 2007.

XM's Form 10-Q for the Quarterly Period Ended June 30, 2007

8.   We note your response to prior comment 30. Please have XM amend its filing to remove the reference to the third party appraiser.

*   *   *   *

        Please amend your Proxy/Form S-4 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Patrick L. Donnelly
Sirius Satellite Radio Inc.

Joseph M. Titlebaum
XM Satellite Radio Holdings Inc.

September 7, 2007
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Gary Sellers
        Simpson Thacher & Bartlett LLP
        Via Facsimile: (212) 455-2502

        Thomas Kennedy
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-2526